UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of September 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  September 29, 2005                  /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                  SEPTEMBER 29, 2005

  TUMI RESOURCES REPORTS ENCOURAGING INITIAL DRILL RESULTS AT LA TRINI, MEXICO
         INCLUDING: 18.3 M AVERAGING 3.1 G/T AU AND 150 G/T AG IN TRRC 6

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the drill assay results from the La Trini silver project, Jalisco State, Mexico, attached hereto. This first reverse circulation drilling program yielded very encouraging results and demonstrated the potential for La Trini to contain a large, bulk minable, open pit silver deposit.

Surface, underground and drill evidence suggests that the rhyolite porphyry, hosting the disseminated silver-gold mineralization, is an intrusion rather than a volcanic. The rhyolite has been traced over a distance of 1 km and remains open to the west and down dip. Soil geochemical and induced polarization (IP) surveys have been very useful methods in tracing the favorable horizon where soil cover hides rock outcroppings. The data from the IP survey is currently being modeled and the results of this analysis will be reported when available.

Mr. Henstridge states "The drill program revealed that the disseminated silver-gold mineralization lies within an intrusion and, therefore, its entire extent remains an exploration target. Our on-going surface and geophysical programs will help in determining our next drill sites, as only a very small proportion of the rhyolite intrusion has been drill-tested."

The Company plans to extend the surface grid to the west to conduct further mapping, soil sampling and IP surveying once the rainy season has ended.

The qualified person for the La Trini project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini area and has verified the contents of this news release.

QUALITY CONTROL: Drill samples were collected on 2.1 metre intervals. Each sample was split on site using a Jones splitter and stored for later use. The site geologist subsequently selected the intervals to be sampled, and the entire interval was run through the Jones splitter twice more to help with homogenization. One-half of this interval was split further to a nominal 5 kg size and sent to LLACME Laboratory in Guadalajara where the samples were crushed and pulverized prior to shipment to IPL Laboratories, Vancouver, B.C. The rejects from all sample intervals split on site were saved. A duplicate 5 kg sample from hole TRRC-10 was sent to ALS Chemex for cross-checking; the results obtained from both ALS Chemex and IPL compared extremely well. The Company has continued a program of inserting sample standards as a means of checking on laboratory analytical reproducibility. Three different standards, with a range of gold and silver values, were randomly inserted in the sample series submitted to LLACME laboratory in Guadalajara. Silver analyses done by IPL Laboratories were determined using the ICP analytical method; all results that yielded greater than 30 ppm Ag were re-analyzed using a gravimetric finish--these are the results being reported. Gold was determined by the fire assay-atomic absorption finish method. Both IPL and ALS Chemex are ISO 9001:2000 certified laboratories.

On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.

                             LA TRINI DRILL RESULTS

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  HOLE        SECTION        FROM        TO         METRES      GOLD    SILVER
 NUMBER                      (M)         (M)                    (G/T)    (G/T)
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TRRC-02        4900E         22.4       26.4         4           1.5       102
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TRRC-03        4950E         22.4       28.5         6.1         0.1        74
                             32.5       36.6         4.1         3.7       215
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TRRC-04        4950E          4.1       18.3        14.2         0.1       108
--------------------------------------------------------------------------------
TRRC-05        4950E         50.8       57           6.2         2.0        54
                            109.8      113.8         4           0.1        90
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TRRC-06        5000E          8.1       26.4        18.3         3.1       150
--------------------------------------------------------------------------------
TRRC-07        5000E         26.4       36.6        10.2         1.1        78
                             61.0       65.0         4           0.2        45
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TRRC-08        5000E         50.8       56.9         6.1         0.2        53
                             63.0       67.1         4.1         0.4        43
                             75.2       81.3         6.1         0.3        69
--------------------------------------------------------------------------------
TRRC-09        5050E         18.3       24.4         6.1         1.1       201
                             26.4       36.6        10.2         0.3        72
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TRRC-10        5050E         32.5       71.1        38.6         0.7        66
Including                    40.7       50.8        10.1         1.6       139
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TRRC-11        5050E         71.0       77.2         6.2         1.6        92
                             84.3       89.4         5.1         5.0       184
                             91.5       97.6         6.1         0.4        87
--------------------------------------------------------------------------------
TRRC-12        5100E         20.3       22.4         2.1         1.7       463
                             30.5       38.6         8.1         0.3        58
                             44.7       48.8         4.1         0.8        69
                             50.8       54.9         4.1         0.1        36
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TRRC-13        5100E         52.8       61           8.2         0.2        46
                             73.2       77.2         4           0.1       102
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TRRC-14        5100E         48.8       50.8         2           0.4       134
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TRRC-15        5100E         69.1       71.1         2           0.5        70
                             91.5       97.6         6.1         1.0       198
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